Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, PA 19103
Tel: 215-309-7700
www.hillintl.com

John Fanelli III
Senior Vice President and Chief Financial Officer
Tel: 215-309-7906
johnfanelli@hillintl.com

October 23, 2015

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 7010

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:                             Hill International, Inc.

Form 10-K

Filed March 13, 2015

Form 10-Q

Filed August 5, 2015

Definitive Proxy Statement

Filed April 30, 2015

File No. 1-33961

Dear Mr. O’Brien:

This letter constitutes the response of Hill International, Inc. (“Hill”, the “Company”, “we” or “our”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the letter to Hill dated September 24, 2015.  In this letter each of the Staff’s comments is indicated in italics, followed by Hill’s responses to the comment.

Form 10-K for the Year Ended December 31, 2014

Note 4, Accounts Receivable, page 64

1.                                      At December 31, 2102, the accounts receivable related to work performed prior to March 31, 2011 under contracts in Libya amounted to approximately $60 million.  As of that date, you had not received any payments in almost two years.  In your letter to us dated September 25, 2012, you stated $31.6 million was in process for payment approval based on communications with ODAC and you expected payment in the fourth quarter.  This payment was never received, providing significant negative evidence regarding collectability, as well as your ability to base further judgments on communications with ODAC.  It remains unclear how you concluded a reserve was not appropriate.

As discussed in ASC 310-10-35-7, the conditions under which receivables exist usually involve some degree of uncertainty about their collectability.  However, as noted in ASC 310-10-35-19 and ASC 450-20-25-3, the criteria for subsequent measurement are not intended to be so rigid that they require virtual certainty before a loss is accrued.  Given the guidance in ASC 310-35-10 that the condition in ASC 450-20-25-2(a) is met if it is probable “that the entity will be unable to collect all amounts due according to the contractual terms of the receivable,” and the fact that you were unable to collect all amounts due, and the length of delay and shortfall in amount of payments was significant, it appears a loss was incurred under ASC 31-10-35.

Please amend your periodic reports to appropriately accrue a reasonable estimate of the amount of loss from uncollectible receivables as of December 31, 2012, with measurement subsequent to that date based on the facts and circumstances.

Response:  As discussed with the Staff, we will amend years 2012, 2013 and 2014 on Form 10-K/A for the year ended December 31, 2014 and will amend our Forms 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015.  The amended statements will reflect a change in accounting to fully reserve the ODAC receivable effective December 31, 2012 and to reflect the subsequent collections of that receivable and payment of agency fees and taxes as a net decrease of selling, general and administrative expenses in the periods in which the subsequent collections occurred.

2.                                      In your amended periodic reports, updated disclosures under Item 4 of your Forms 10-Q/A and Item 9 of your Forms 10-K/A should include the following, as appropriate:

•                  a discussion of the restatement and the facts and circumstances surrounding it,

•                  how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of disclosure controls and procedures and internal controls over financial reporting,

•                  changes to internal controls over financial reporting, and

•                  anticipated changes to disclosure controls and procedures and /or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308 of Regulation S-K.  Please also file revised certifications that meet the requirements of Item 601(b)(31) of Regulation S-K.

Response:  We will update the disclosures under Item 4 of our Forms 10-Q/A and Item 9A of our Forms 10-K/A to discuss the items noted above.  We will also file currently dated revised certifications as required by Item 601(b)(31) of Regulation S-K.

3.                                      Please provide us supplementally with an analysis of the components of the outstanding accounts receivable balance of approximately $60 million at December 31, 2012, broken out by contract and period, including:

•                  Contract the work was performed under (e.g. Tripoli University, 27 Universities, 25 Universities),

•                  Month and year the work was performed,

•                  Current status of the project, including your knowledge of the current state and condition of the buildings and properties.

Response:  As discussed with the Staff, due to the restatement of our annual financial statements for the periods ended December 31, 2012, 2013 and 2014 and our quarterly financial statements for the periods ended March 31, 2015 and June 30, 2015, we understand that the Staff no longer requires this information.

4.                                      Please identify the specific components in the analysis above that were included in the payments of approximately $3 million and $6 million in October 2013 and February 2014.  Tell us whether they represented specific invoices and whether the form of these payments was in compliance with the contractual arrangements in terms of timeliness, currency and withdrawal of local taxes.

Response:  As discussed with the Staff, due to the restatement of our annual financial statements for the periods ended December 31, 2012, 2013 and 2014 and our quarterly financial statements for the periods ended March 31, 2015 and June 30, 2015, we understand that the Staff no longer requires this information.

5.                                      Please provide us with a discussion of the treatment of the Libyan project receivables in the debt covenants negotiated with SocGen.  Explain why the receivables have been excluded from various calculations of borrowing base and covenants, as applicable.

Response:  Effective September 26, 2014, the Company entered into two credit agreements (the “Secured Credit Facilities”) and a term loan facility (the “Term Loan Facility”) with Societe Generale (“SocGen”), as Administrative Agent. The ability to borrow under each of the Secured Credit Facilities is subject to a “borrowing base” calculated using a formula based upon approximately 85% of receivables that meet or satisfy certain criteria (“Eligible Receivables”). The primary requirements to qualify as Eligible Receivables, as defined within the Secured Credit Facilities, are that receivables arise in a country that is rated Ba2 or higher by Moody’s and BB or higher by S&P and that no such receivable shall be due or unpaid more than (i) 90 days after the original due date or (ii) 150 days after the original invoice date. As a result, the Libyan project receivables have never qualified as Eligible Receivables for borrowing base calculation purposes.

With respect to the covenants, the Secured Credit Facilities include a provision that “any non-cash write-downs effected during such period for Receivables outstanding on the Execution Date payable by Clients located in Libya” are added back to the Company’s Consolidated EBITDA in connection with the calculation of the Net Consolidated Leverage Ratio per the Secured Credit

Facilities. It is our understanding that SocGen’s rationale was that since the Libyan project receivables were excluded from the borrowing base calculation (as referenced above) and not available to provide collateral then they also should be excluded from the Net Consolidated Leverage Ratio computation.

6.                                      We note from your response to comment 5 of our letter dated August 7, 2015, that you currently maintain open contracts for ODAC.  Please describe to us in detail these open contracts.  In this regard, describe the work being performed under the open contracts, the collection history related to that work, and whether you recognize revenue for the work performed.

Response:  We have not performed any work under those contracts since February 2011 and have not recognized any revenue since February 2011.  We included substantial disclosure regarding our open but inactive contracts in Libya in our Managements’ Discussion and Analysis of Results of Operations and Financial Condition in our Form 10-K for the year ended December 31, 2014, including that we suspended our operations in 2011 and that, other than certain payments in late 2013 and early 2014, we have not received any payments for the work performed prior to March 2011.

Note 17 — Business Segment Information, page 87

7.                                      On page 87 you disclose that your business segments reflect how your executive management makes resource decisions and assesses its performance.  You state that you base these decisions on the type of services provided (Project Management and Construction Claims) and secondarily by their geography (U.S./Canada, Latin America, Europe, the Middle East, Africa and Asia/Pacific).

So that we may better understand the decision making process please address the following related to your segments:

•                  Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM.

Response:  The responses below are written based on the Company’s organization structure as of the date of this letter, which became effective as of January 27, 2015.

CODM - David L. Richter, President and Chief Executive Officer. Mr. Richter is responsible for all day-to-day management decisions. He acts as a liaison between the Board of Directors (the “Board”) and management of the Company and communicates to the Board on behalf of management. He also communicates on behalf of the Company to shareholders, employees, other stakeholders and the public.

Direct Management Reports to the CODM

Raouf S. Ghali, Chief Operating Officer. Mr. Ghali has management responsibility for all of the Company’s business operations, which include both the Project Management Group and the Construction Claims Group.

John Fanelli III, Senior Vice President and Chief Financial Officer. Mr. Fanelli oversees all Company accounting practices including accounting, finance, treasury, taxes, compliance and internal and external reporting.

William H. Dengler, Senior Vice President and General Counsel. Mr. Dengler oversees all Company legal matters, including regulatory compliance, insurance and risk management, corporate administration, mergers and acquisitions, contract review and negotiation, and litigation management.

Catherine H. Emma, Senior Vice President and Chief Administrative Officer. Ms. Emma plans, develops, establishes, implements and administers the human resource policies and procedures in accordance with objectives of the Company. She also oversees the human resource functions worldwide including staffing, employee orientation, education, training, employer relations, wage and salary administration, benefits, security, and employee assistance.

Michael J. Petrisko, Senior Vice President and Chief Information Officer. Mr. Petrisko is responsible for the information technology and computer systems that support the Company’s goals and objectives. In addition, he delivers applications and systems required to provide client and end user productivity and satisfaction.

•                  Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meeting, the financial information discussed in those meetings, and who else attends those meetings.

Response:  The CODM meets periodically or on an as-needed basis with his direct reports. The financial information provided to the CODM consists primarily of monthly, quarterly and year-to-date profit and loss statements prepared on a consolidated basis, by business segment (Project Management Group and Construction Claims Group), by geographic region (U.S./Canada, Latin America, Europe, Middle East, Africa and Asia/Pacific) and Corporate as well as other key metric analyses (i.e. accounts receivable aging, utilization report of billable staff and backlog). The financial information discussed in those meetings consist of consulting fee revenue, gross profit, SG&A expenses and operating profit as compared to budgeted amounts (and subsequent reforecasts of budgeted amounts) and prior year amounts as well as accounts receivable aging, backlog, utilization reports and other financial data as warranted. The individuals who attend those meetings are typically the CODM, Chief Financial Officer, Chief Accounting Officer, Chief Operating Officer and the respective Project Management Group and Construction Claims Group senior management which may include, but is not limited to, the Group Presidents, Senior Vice Presidents and Managing Directors.

•                  Describe the basis for determining the compensation for each of the individuals that report to the CODM.

Response:  The compensation for each of the individuals that report to the CODM is based on the varying levels of responsibility, individual performance, business segment and Company performance, and internal Company issues. In addition, for Corporate Group managers the CODM may recommend annual cash bonuses from time to time to reward performance that has exceeded specific expectations. Any annual cash bonus recommendations are approved by the Company’s Compensation Committee and Board. For the Chief Operating Officer, his bonus is determined by a formula, set by the Company’s Compensation Committee and Board.

•                  Please describe the information regularly provided to the CODM and Board of Directors and how frequently it is prepared.

Response:  The financial information regularly provided to the CODM is described above. The information regularly provided to the Board of Directors consists of the following:

•                  Quarterly financials (consolidated, by business segment, by geographic region) (actual versus budget)

•                  Quarterly accounts receivable aging review

•                  Quarterly backlog review (consolidated)

•                  Quarterly utilization report review (consolidated, by business segment, by geographic region)

•                  Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

Response:  Budgets are initiated at the reporting business unit office level.  The Senior Vice President in charge of the office submits a budget comparing prior year and forecasted results and incorporating the office’s backlog and projected new work.  For the Project Management Group only, a detailed schedule of projects is also presented to support the budgeted consulting fee revenue (“CFR”).  Each office also presents detailed analytics such as gross and operating margins, effective multipliers and utilization that is compared to historical results.  These details are then reviewed, amended as necessary and approved pursuant to subsequent discussions with the regional executives in charge of that particular region.  The Vice President of Financial Planning and Analysis, the Chief Financial Officer and the Chief Accounting Officer then assemble, review and analyze the consolidated budget package.  Finally, prior to submission to the Board of Directors for their approval, the CODM conducts meetings with the respective Group Presidents and Senior Vice Presidents, Vice President of Financial Planning and Analysis, Chief Financial Officer and Chief Accounting Officer reviewing all the details of the budget submissions, challenging expectations and finally approving the budget for submission to the Board for its review and approval.

•                  On page 21 of the Definitive Proxy Statement Filed April 30, 2015, we note that you have Regional Vice Presidents as principal executive officers.  So that we may better understand the management structure, please identify the role of each of your segment managers.

Response:  As a reminder, the responses below are based on the Company’s organization structure as of the date of this letter.  The current structure was effective as of January 27, 2015.

Each of Messrs. Samelian, Spearing and Al Rais were identified as executive officers in the Company’s most recent proxy statement because each is in charge of a principal geographic business unit of the Company. As described in further detail below, the Company has officers which are in charge of other business units; however, the Company does not consider each such officer to be in charge of a principal geographic business unit .

As previously disclosed in our Annual Reports on Form 10-K, we operate through two business segments: the Project Management Group and the Construction Claims Group.  Our Chief Operating Officer, Mr. Ghali, is responsible for the management of both business segments.  Reporting directly to Mr. Ghali are Mr. Samelian of the Construction Claims Group business segment and several individuals in the Project Management Group, including Messrs. Spearing and Al Rais, in charge of certain geographic business unit areas under the Project Management Group business segment.

Below is a further description of the roles of each of Messrs. Samelian, Spearing and Al Rais:

Fredrick Z. Samelian, President, Construction Claims Group. Mr. Samelian reports directly to Mr. Ghali, Chief Operating Officer, and is responsible for the day-to-day operations of the global Construction Claims Group.

Thomas J. Spearing III, President (Americas), Project Management Group. Mr. Spearing reports directly to Mr. Ghali and is responsible for the management of the Project Management Group’s U.S., Canada and Latin America operations.

Mohammed Al Rais, President (Middle East), Project Management Group. Mr. Al Rais reports directly to Mr. Ghali and is responsible for the management of the Project Management Group’s Middle East operations.

* * * * * * *

By way of this letter, the Company acknowledges that: (1) Hill is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Hill may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and consideration.  In the event that you or other members of the Staff have further comments or questions, please call me at (215) 309-7906 (or by email at

johnfanelli@hillintl.com), Thomas L. Scully at (215) 309-7930 or Darrick Mix of Duane Morris LLP, Hill’s outside counsel, at (215) 979-1206.

Sincerely,
Hill International, Inc.

/s/ John Fanelli III
John Fanelli III

cc:                                Darrick M. Mix, Esq.